UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 25)*

TERRESTAR CORP
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

881451108
(CUSIP Number)

Philip Falcone
450 Park Avenue, 30th Floor
New York, NY 10022
(212) 339-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 881451108		Page 2 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,869,699
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,869,699
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,869,699
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 19.5%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 3 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,869,699
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 32,869,699
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,869,699
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 19.5%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 4 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,442,162
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,442,162
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,442,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP No.: 881451108		Page 5 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,442,162
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,442,162
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,442,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 6 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CREDIT DISTRESSED BLUE LINE MASTER FUND, LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,202,255
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,202,255
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,202,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 7 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,202,255
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,202,255
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,202,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person: PN

SCHEDULE 13D
CUSIP No.: 881451108		Page 8 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,202,255
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,202,255
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,202,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 9 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 42,311,861
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,311,861
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,311,861
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 23.9%
14.	Type of Reporting Person: CO

SCHEDULE 13D
CUSIP No.: 881451108		Page 10 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PHILIP FALCONE
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 54,514,116
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 54,514,116
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,514,116
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 28.8%
14.	Type of Reporting Person: IN

SCHEDULE 13D
CUSIP No.: 881451108		Page 11 of 17 Pages

Item 1.                    Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 25 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on February 21, 2007, as amended by Amendments Nos. 1-24, the last of which was filed on November 19, 2010 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Shares”), of TerreStar Corp (“TerreStar”), whose principal executive offices are located at 12010 Sunset Hills Road, 6th Floor, Reston, VA 20190.

Item 2.                    Identity and Background

 No material change.

Item 3.                    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

See Item 5 for a list of the Shares beneficially owned by each Reporting Person as of the date identified in Item 5.

No borrowed funds were used to purchase the Shares or derivative securities, other than any borrowed funds used for working capital purposes in the ordinary course of business. A total of approximately $42,942,500 was paid to acquire the derivative securities reported on the schedule of transactions attached hereto as Exhibit B.

Item 4.                   Purpose of Transaction

No material change.

Item 5.                   Interest in Securities of the Issuer

                                Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a, b) As of  January 19, 2011:

Reporting Person	Number of Shares Beneficially Owned*	Percentage of Outstanding Shares	Number of Outstanding Shares**
Master Fund	32,869,699	19.5%	168,727,289
Harbinger LLC	32,869,699	19.5%	168,727,289
Special Fund	9,442,162	6.4%	147,977,304
HCPSS	9,442,162	6.4%	147,977,304
Blue Line Fund	12,202,255	8.0%	151,668,289
HCP II	12,202,255	8.0%	151,668,289
HCP II GP	12,202,255	8.0%	151,668,289
Harbinger Holdings	42,311,861	23.9%	177,238,559
Mr. Falcone	54,514,116	28.8%	189,440,814

SCHEDULE 13D
CUSIP No.: 881451108		Page 12 of 17 Pages

* The beneficial ownership for which figures are provided in this column is the shared, not sole, power to vote or to direct the vote of the Shares, and the shared, not sole, power to dispose or to direct the disposition of the Shares.  To account for rounding differences in prior conversion calculations for derivative securities, the beneficial ownership of each of the Blue Line Fund, HCP II and HCP II GP has been increased by approximately 10 Shares, the beneficial ownership of the Master Fund, Harbinger LLC, and Harbinger Holdings has been increased by less than one Share, and the beneficial ownership of Mr. Falcone has been increased by approximately 11 Shares.

** Each figure is based on 139,466,034 Shares outstanding (as of August 2, 2010, according to the Issuer’s most recent Form 10-Q, filed on August 6, 2010), adjusted for derivative securities held by the Reporting Person.

(c) The trading dates, number of Shares and derivative securities acquired and disposed of, and the price per Share and derivative security for the transactions by the Reporting Persons, in the past sixty days, separate from the transactions reported on the prior Schedule 13D, are set forth in the schedule of transactions attached hereto as Exhibit B.  The transactions were effected in the open market through a broker.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                               This Item 6 is not applicable.

Item 7.                   Material to be Filed as Exhibits

Exhibit A:                      Joint Filing Agreement

Exhibit B:                      Schedule of Transactions

SCHEDULE 13D
CUSIP No.: 881451108		Page 13 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. By: HARBINGER CAPITAL PARTNERS LLC By: HARBINGER HOLDINGS, LLC, Manager By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC By: HARBINGER HOLDINGS, LLC, Manager By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL
SITUATIONS FUND, L.P.

By:  HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:  HARBINGER HOLDINGS, LLC,  Managing Member

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC By: HARBINGER HOLDINGS, LLC, Managing Member By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

SCHEDULE 13D
CUSIP No.: 881451108		Page 14 of 17 Pages

CREDIT DISTRESSED BLUE LINE MASTER
FUND, LTD.

By:  HARBINGER CAPITAL PARTNERS II LP

By:  HARBINGER CAPITAL PARTNERS II GP LLC, General Partner

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

HARBINGER CAPITAL PARTNERS II LP By: HARBINGER CAPITAL PARTNERS II GP LLC, General Partner By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER HOLDINGS, LLC By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

/s/ Philip Falcone Philip Falcone

January 20, 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
CUSIP No.: 881451108		Page 15 of 17 Pages EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock, par value $0.01 per share of TerreStar Corp, dated as of January 20, 2011 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. By: HARBINGER CAPITAL PARTNERS LLC By: HARBINGER HOLDINGS, LLC, Manager By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC By: HARBINGER HOLDINGS, LLC, Manager By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL
SITUATIONS FUND, L.P.

By:  HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:  HARBINGER HOLDINGS, LLC,  Managing Member

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC By: HARBINGER HOLDINGS, LLC, Managing Member By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

SCHEDULE 13D
CUSIP No.: 881451108		Page 16 of 17 Pages

CREDIT DISTRESSED BLUE LINE MASTER
FUND, LTD.

By:  HARBINGER CAPITAL PARTNERS II LP

By:  HARBINGER CAPITAL PARTNERS II GP LLC, General Partner

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:    Managing Member

HARBINGER CAPITAL PARTNERS II LP By: HARBINGER CAPITAL PARTNERS II GP LLC, General Partner By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

HARBINGER HOLDINGS, LLC By: /s/ Philip Falcone Name: Philip Falcone Title: Managing Member

/s/ Philip Falcone Philip Falcone

January 20, 2011

SCHEDULE 13D
CUSIP No.: 881451108		Page 17 of 17 Pages EXHIBIT B

EXHIBIT B

SCHEDULE OF TRANSACTIONS

Master Fund

Dates	Shares Acquired or Disposed of	Price per Share
November 23, 2010	(274,251)	0.1936
December 1, 2010	(361,693)	0.1753
December 2, 2010	(178,859)	0.1700
December 3, 2010	(258,352)	0.1700

Dates	5.25% Preferred Convertible Series B Securities* Acquired or Disposed of	Price per Share
January 3, 2011	2,000	470.00
January 14, 2011	(21,672)	420.00
January 14, 2011	(48,328)	420.00
January 14, 2011	(35,544)	420.00

* These 5.25% Preferred Convertible Series B securities may be converted to Shares at a rate of 1 security to 30 Shares.

Special Fund

Dates	Shares Acquired or Disposed of	Price per Share
November 23, 2010	(70,749)	0.1936
December 1, 2010	(93,307)	0.1753
December 2, 2010	(46,141)	0.1700
December 3, 2010	(66,648)	0.1700

Dates	5.25% Preferred Convertible Series B Securities* Acquired or Disposed of	Price per Share
January 14, 2011	(4,167)	420.00
January 14, 2011	(16,128)	420.00

* These 5.25% Preferred Convertible Series B securities may be converted to Shares at a rate of 1 security to 30 Shares.

Blue Line Fund

Dates	5.25% Preferred Convertible Series B Securities* Acquired or Disposed of	Price per Share
January 14, 2011	100,000	420.00

* These 5.25% Preferred Convertible Series B securities may be converted to Shares at a rate of 1 security to 30 Shares.